Mach Natural Resources LP

14201 Wireless Way, Suite 300
Oklahoma City, Oklahoma 73134

August 30, 2023

VIA EDGAR

Attention:	Lily Dang
Robert Babula
Sandra Wall
John Hodgin
Michael Purcell
Karina Dorin

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Re:	Mach Natural Resources LP
Draft Registration Statement on Form S-1
Submitted June 28, 2023
CIK No. 0001980088

Ladies and Gentlemen:

This letter sets forth the responses of Mach Natural Resources LP, a Delaware limited partnership (the “Company”) to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated July 25, 2023, with respect to the Company’s Draft Registration Statement on Form S-1, confidentially submitted on June 28, 2023, CIK No. 0001980088 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, we are confidentially submitting Confidential Draft Submission No. 2 to Form S-1 (“Submission No. 2”) in response to the Staff’s comments. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in Submission No. 2. For your convenience, each of the Staff’s comments is reprinted in bold, italicized text below, followed by the Company’s responses thereto.

Draft Registration Statement on Form S-1 Submitted on June 28, 2023

Prospectus Summary

Our Properties, page 2

1.	Please expand your disclosure to clarify what percentage of your leases are supported by your midstream infrastructure. In that regard, we note you state that one of your strengths is that your midstream infrastructure significantly reduces lifting costs relative to other operators.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 2 and 119 of Submission No. 2.

Our Business Strategies, page 7

2.	We note you disclose that your average cash operating costs during the year ended December 31, 2022, including the benefit of your midstream infrastructure assets, were $10.90 per barrel of oil equivalent, which is 27% lower on average than other unconventional focused operators, and 64% lower on average than other conventional focused operators during the same period. Please provide the basis for this statement and discuss whether such information is specific to comparable operations in the area in which your assets are located.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the basis for this statement comes from analysis where the Company first selected domestic upstream operators bifurcated into “conventional” and “unconventional” peer companies, which bifurcation was based on management’s understanding and market perception of each individual company’s assets. Within the available conventional group, the Company selected 5 public operators who (i) were onshore focused, (ii) were of similar size to the Company, and (iii) did not have a material merger, acquisition, divestiture, or transaction that altered the presentation of the financials for the year ended December 31, 2022. Within the unconventional group, the Company selected 12 public operators using the same criteria as the conventional group with two changes: (i) the Company removed companies whose operations were focused primarily on natural gas extraction and (ii) the Company added two public companies, which are substantially larger than the Company but are considered industry leaders in efficient operations. Further, the Company notes that several of the companies owned non-upstream business units that served to lower cost of the upstream operations. These business units varied by company but included operations like hydrocarbon marketing, well servicing and electricity generating. Similarly, as we netted the benefit of the Company’s midstream operations out of its upstream costs, the Company treated the non-upstream businesses of the other companies in a similar fashion which largely served to benefit the costs associated with upstream operations. After completing this analysis, the Company was able to extract a per barrel of oil equivalent cost for each peer company in comparison to the Company’s, which such Company amounts were 27% lower on average than the unconventional peer companies and 64% lower on average than the conventional peer companies.

The selected conventional and unconventional peer companies are public companies located in the lower 48 states of the United States and are not limited to companies that operate in the areas in which the Company operates.

Subsequently, we updated our cash operating costs, along with that of the selected conventional and unconventional peer companies, to June 30, 2023 on a last twelve months basis. As a result, we removed one conventional and one unconventional public operator from the selected conventional and unconventional peer companies, which each had a material merger, acquisition, divestiture or transaction that altered the presentation of the financials for the quarter ended June 30, 2023. Following this analysis, the Company was able to calculate a per barrel of oil equivalent cost for each peer company in comparison to the Company’s, resulting in amounts that were 16% lower on average than the unconventional peer companies and 61% lower on average than the conventional peer companies.

Risk Factor Summary, page 9

3.	Please expand your disclosure to highlight the risk that your general partner has a limited call right that may require investors to sell their common units at an undesirable time or price and that even if your unitholders are dissatisfied, they cannot remove your general partner without its consent.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the disclosure on page 11 of Submission No. 2.

Reconciliations of Adjusted EBITDA and Cash Available for Distribution to GAAP Financial Measures, page 22

4.	The table on page 22 presently shows reconciliations between net income, Adjusted EBITDA, and cash available for distribution; and would therefore appear to require disaggregation into separate reconciliations, each starting with the most directly comparable GAAP measure, to comply with Item 10(e). In this regard, you state on page 21 that the GAAP measures most directly comparable to cash available for distribution are net income and net cash provided by operating activities. Revise your disclosure to separately reconcile net income to cash available for distribution.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 22 of Submission No. 2.

Risk Factors

Declining general economic, business or industry conditions and inflation may have a material adverse effect on our results of operations..., page 41

5.	We note you disclose that you expect to experience supply chain constraints and inflationary pressure on your cost structure and that these pressures will likely continue to adversely impact your operating costs. Please update this risk factor in future filings if recent inflationary pressures have materially impacted your operations and identify the types of inflationary pressures you are facing and how your business has been affected.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has not experienced any recent inflationary pressures that have materially impacted its operations and thus has not revised its disclosure in Submission No. 2. Additionally, the Company confirms that in future filings it will revise its disclosure if necessary.

Our Cash Distribution Policy and Restrictions on Distribution, page 68

6.	You disclose that your cash distribution policy is subject to various restrictions on distributions, including the financial tests and covenants that you must satisfy under the New Credit Facility. Please expand your disclosure to discuss these financial tests and covenants and if these expected covenants would have impacted the cash distributions on a pro forma basis for the last completed fiscal year and last twelve months, or may threaten to impact the forecasted period.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company is continuing to negotiate the terms of its New Credit Facility and will summarize its material terms in a future amendment to the Registration Statement. However, we do not expect the financial tests and covenants in the New Credit Facility to have impacted the cash distributions that we could have made during the pro forma periods for the year ended December 31, 2022, or the twelve months ended June 30, 2023, and will expand the disclosure at a future date if these covenants may threaten to impact the forecasted period.

Business and Properties

Proved Undeveloped Reserves (PUDs), page 116

7.	The explanation accompanying the reconciliation of the changes that occurred in proved undeveloped reserves presented on page 116 indicates the overall change due to revisions of previous estimates (+37,468 MBoe) results from the change due to higher commodity prices (+1,446 MBoe) and various other changes including changes in the development plan, quantity estimates and forecast revisions (+36,022 MBoe).

Please expand your explanation of the changes associated with the development plan, quantity estimates and forecast revisions to separately identify and quantify each contributing factor, including offsetting factors, so the change is fully reconciled. Refer to the disclosure requirements in Item 1203(b) of Regulation S-K. This comment also applies to the explanation of the changes in total proved reserves that occurred due to revisions and for each period presented on pages F-5 to F-6, F-32, F-56 and F-80, respectively. Refer to the disclosure requirements in FASB ASC 932-235-50-5.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 129, F-34, F-77, F-78, and F-119 of Submission No. 2.

Developed and Undeveloped Acreage

Undeveloped Acreage Expirations, page 120

8.	We note your disclosure of near-term undeveloped acreage expirations. Please expand your disclosure to clarify if any proved undeveloped reserves have been assigned to locations on this acreage which are scheduled to be drilled after lease expiration. If there are material quantities of net proved undeveloped reserves related to such locations, expand your disclosure to explain the steps necessary to extend acreage expiration dates. Refer to Rule 4-10(a)(26) of Regulation S-X.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that there are not material quantities of net proved undeveloped reserves related to such locations. The Company has included revised disclosure on page 133 of Submission No. 2.

Drilling Results, page 120

9.	Please expand your disclosure to identify any present activities, including wells in the process of being drilled, completed or waiting on completion and other operations or related activities of material importance. Refer to the disclosure requirements in Item 1206 of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 134 of Submission No. 2.

10.	We note the presentation of your drilling results appears to be limited to the operated wells drilled during the year ended December 31, 2022. Please expand your disclosure to include the information required in Item 1205 of Regulation S-K relating to the drilling activities that occurred in each of the last three fiscal years, including wells, if any, drilled by operators other than you.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 134 of Submission No. 2.

Executive Compensation and Other Information

Equity Incentives, page 139

11.	We note you disclose that your Named Executive Officers received one-time awards of Mach Company Class B Units and that in connection with the completion of this offering, any unvested Mach Company Class B Units held by the Named Executive Officers are expected to fully vest immediately prior to the consummation of the offering. We also note you disclose on page F-29 that the Class B Units allow the holder to participate in distributions once the company’s Class A shares have met a certain requisite financial internal rate of return in accordance with the LLC agreement. Please revise to clarify the material terms of the Class B Units, the significance of vesting and who will be responsible for any distributions made in connection with the Class B Units or tell us why you do not believe such information is material. In addition, file as exhibits the agreements governing the terms of the incentive units held by management. Refer to Item 601(b)(iii)(A) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not believe that the material terms of the Class B Units, the significance of vesting and who will be responsible for any distributions made in connection with the Class B Units are material to investors in our common units since, at the time the Class B Units vest and the offering is consummated, the Class B Units will be exchanged for their pro rata entitlements in the common units of the public company. At that time, the Class B Units will cease to exist, the vesting will no longer apply, and the holders of the Class B Units will own their respective share of common units in the public company and will be ongoing employees of Mach Resources LLC. Additionally, as such, the Company has not included the agreements governing the terms of the incentive units as an exhibit to Submission No. 2.

Certain Relationships and Related Party Transactions

Agreements with Affiliates in Connection with the Reorganization Transactions, page 146

12.	Please revise to provide all of the disclosure required by Item 404 of Regulation S-K and describe all material terms of the Contribution Agreement and Management Services Agreement.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 161 of Submission No. 2 to expand the material terms of the Contribution Agreement. Additionally, the Company respectfully advises the Staff that the Company is continuing to negotiate the terms of the Contribution Agreement and Management Services Agreement and will further summarize the material terms of these agreements in a future amendment to the Registration Statement.

Appendix B

Glossary of Oil and Gas Terms and Other Terms, page B-1

13.	We note the definition for an exploratory well excludes the second sentence of the SEC definition. Please expand the definition to include the remaining sentence. Also, expand your glossary to include the definition for an extension well. Refer to the definitions in Rule 4-10(a)(13) and (a)(14) of Regulation S-X.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page B-2 of Submission No. 2.

Pro Forma Financial Statements, page F-2

14.	We note you disclosed on page F-2 that although all entities to be contributed in the Reorganization Transactions have a high degree of common ownership, no individual controls any of the entities, therefore the transactions will not be accounted for as common control transactions. You identified BCE- Mach III LLC as the Predecessor and disclosed that the acquisitions of BCE-Mach LLC and BCE-Mach II LLC by BCE-Mach III LLC will be accounted for at fair values in accordance with the business combination guidance in ASC 805. Please address the following:

Tell us how you determined that BCE-Mach III was the Predecessor for accounting and reporting purposes.

Provide to us your accounting analysis that supports your conclusion that none of the contributed entities are under common control, including a detailed organizational diagram depicting the ownership structure and related ownership percentages of the contributed entities both before and after the Reorganization Transactions and the offering. Please refer to ASC 805-50 for guidance including the examples in ASC 805-50-15-6.

If your analysis responding to the above comment still concludes no common control, then tell us how you have considered the guidance in ASC 805-50-05-7 and ASC 805-50- 30-7 pertaining to the formation of a master limited partnership in concluding that a new basis of accounting was appropriate for BCE-Mach and BCE-Mach II.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, in determining that BCE-Mach III was the predecessor for accounting and reporting purposes, the Company considered the guidance in ASC 805-10-55-15 that notes that a new entity formed to effect a business combination is not necessarily the acquirer. If a new entity is formed to issue equity interests to effect a business combination, one of the combining entities that existed before the business combination shall be identified as the acquirer by applying the guidance in paragraphs ASC 805-10-55-10 through 55-14.

Mach Natural Resources LP (“MNR LP”) was formed for the sole purpose of receiving the transfer of equity interests in BCE-Mach LLC (“Mach I”), BCE-Mach II LLC (“Mach II”), and BCE-Mach III LLC (“Mach III”) and has no other operations. As such, Mach Natural Resources is not a substantive entity in the transaction in relation to the identification of the accounting acquirer. Additionally, no common parent entity exists under the VIE model that controls or is primary beneficiary of all three entities.

In applying the guidance of ASC 805-10-55-13 noting that the acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities, the Company reviewed the relevant financial data below to determine the accounting acquirer:

Relevant Financial Data for the Mach Companies (in millions)
	Mach I	Mach II	Mach III
Total Assets as of December 31, 2022	$395.2	$98.2	$887.4
Oil and Gas Sales for the Year Ended December 31, 2022	$233.6	$71.4	$860.4
Operating Cash Flows for the Year Ended December 31, 2022	$68.7	$28.5	$198.5

Based on the above, the Company noted that Mach III is significantly larger than the other Mach Companies by all relevant measures, listed above. Upon transfer of equity interests into MNR LP, the previous owners of Mach III will have the largest ownership in MNR LP. While Mach I was formed first, Mach III has what can be considered a meaningful operating history over the past 3 years. As such, Mach III will be considered the accounting acquirer for this transaction based on the above application of the guidance in ASC 805.

The Company reviewed the organizational structure of the individual entities to determine if common control exists between Mach I, Mach II, and Mach III. A detailed organizational diagram depicting the ownership structure and related ownership percentages of the contributed entities before the Reorganization Transactions and the offering has been provided to the Staff in the Supplemental Letter submitted contemporaneously with this letter. The Company respectfully advises the Staff that it has not included an ownership structure and related ownership percentages after the Reorganization Transactions and the offering as the post-IPO upstairs ownership will look similar to this structure, but BCE Mach Holdings I, BCE Mach Holdings II and BCE Mach Holdings III will own equity interests through BCE-Mach Aggregator LLC (to the extent such membership interests are not already held by BCE-Mach Aggregator LLC). The exact ownership percentages of the three BCE Mach Holdings entities and Mach Resources cannot be determined at this time because the ownership percentages will be calculated by running the waterfall in the various fund documents by using the IPO price.

The Company notes entities under common control exist in the following situations:

●	An individual or entity holds more than 50% of the voting ownership interest of each entity.

●	Immediate family members hold more than 50% of the voting ownership of each entity.

●	A group of shareholders holds more than 50% of the voting ownership interest of each entity, and cotemporaneous written evidence of an agreement to vote a majority of the entities’ shares in concert exists.

In review of the organizational structure prior to the re-organization, the Company noted that no individual or entity owns more than 50% of the voting ownership interest across each of Mach I, Mach II, and Mach III. The entities are not held by immediate family members, and no written agreement exists from a group of shareholders for them to vote their shares in concert. Additionally, as none of the entities are VIEs, no common control exists from this designation. As none of the common control objectives have been satisfied, the Company determined the Mach I, Mach II, and Mach III are not under common control.

The Company also considered the guidance regarding transactions involving common ownership where the shareholders would have identical ownership before and after the transaction, which would be accounted for in the same way as if they were under common control. However, the ownership structure pre/post re-organization will not be identical, therefore it is inappropriate to use the entities carrying values in the reorganization.

The Company also considered the guidance in ASC 805-50-05-7 and ASC 805-50-30-7, noting that a rollup, a dropdown, a rollout, and a reorganization are all transactions that create a master limited partnership where a new basis of accounting is not appropriate. The Company reviewed the circumstances of the proposed transaction and considered each transaction type:

●	Rollup: The proposed transaction does not qualify as a rollup, as the current existing entities do not have a general partner as they are LLCs, therefore the general partner cannot be the same pre and post transaction. As the general partner of Mach Natural Resources LP is a new entity, this guidance is not applicable.

●	Dropdown: As the Company is not selling 75% of the units to the public, this is not applicable to the proposed transaction.

●	Rollout: No assets of the sponsor are being placed into a limited partnership, therefore this is not applicable to the proposed transaction.

●	Reorganization: No assets of the existing entities are being transferred to the master limited partnership, and the existing entities will also continue to exist post transaction, therefore this guidance is not applicable.

As each of the four transactions outlined by the guidance is not applicable to the proposed transaction, the Company determined a new basis of accounting was appropriate for BCE-Mach and BCE-Mach II.

15.	On page 146 you disclose that in connection with this offering, the Company will enter into a management services agreement (“MSA”) with Mach Resources. Tell us whether there are significant differences in the fee or cost structure of the new MSA compared to the existing MSAs for which pro forma adjustments, including explanations for any assumptions involved, would be required pursuant to Rules 11-01(a)(8) and 11-02(a)(8) of Regulation S-X.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company is continuing to negotiate the terms of the new MSA, and that once the new MSA is finalized, the Company will inform the Staff whether there are significant differences in the fee or cost structure of the new MSA compared to the existing MSA and reflect any significant differences in the pro forma adjustments in future filings.

Mach Natural Resources LP

Notes to Pro Forma Financial Statements

3. Supplementary Disclosure for Oil and Gas Producing Activities, page F-5

16.	We note the reconciliation of the changes in the pro forma standardized measure presented on page F-7 appears to contain inconsistencies in the Pro Forma totals. Please revise your disclosure to resolve these inconsistencies or tell us why a revision is not needed.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page F-7 of Submission No. 2.

Exhibits

17.	Please expand the disclosure in Exhibits 99.1, 99.2 and 99.3 to explain the circumstances for including future investments under the proved developed shut-in category but no corresponding reserve quantities resulting in the disclosure of negative operating income (BFIT) and negative net present worth discounted at 10%. Refer to the requirements in Item 1202(a)(8)(v) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the shut-in well investments are the cost associated with the plugging and abandonment process and therefore have no associated volumes. The Company has revised Exhibits 99.1, 99.2 and 99.3.

18.	We note separate disclosure in Exhibit 99.3 of the net revenues from a company-owned plant, gas gathering and water disposal system that appear to be incorporated into the composite economic forecasts for BCE-Mach III LLC.

Please expand the disclosure in Exhibit 99.3 to further clarify, if true, that these revenues are limited to BCE-Mach III’s direct ownership interests in the processed volumes and excludes any revenues resulting from volumes processed on behalf of other parties. Refer to the requirements in Rule 4-10(a)(26) of Regulation S-X.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the BCE-Mach III midstream revenues are associated with its ownership volumes only. The Company has revised Exhibit 99.3.

General

19.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response:

The Company acknowledges the Staff’s comment and has provided a copy of the requested communications in the Supplemental Letter submitted contemporaneously with this letter.

We respectfully request the Staff’s assistance in completing the review of Submission No. 2 as soon as possible. Should you have any questions relating to any of the foregoing, please contact Julian J. Seiguer or Michael W. Rigdon at (713) 836-3334 or (713) 836-3647, respectively.

Sincerely,

MACH NATURAL RESOURCES LP

/s/ Tom L. Ward
Name:	Tom L. Ward
Title:	Chief Executive Officer

cc:	Tom L. Ward (Chief Executive Officer, Mach Natural Resources GP LLC)
Julian J. Seiguer, P.C. (Kirkland & Ellis LLP)
Michael W. Ridgon, P.C. (Kirkland & Ellis LLP)